July 1, 2010

Mr. William Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation

Form 10-K for Fiscal Year Ended September 30, 2009

Filed November 30, 2009

Definitive Proxy Statement on Schedule 14A

Filed December 14, 2009

File No. 001-08359

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 18, 2010 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

[1]	The Company is a New Jersey corporation.

U.S. Securities & Exchange Commission

July 1, 2010

Form 10-K for Fiscal Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 23

1.	Please expand your overview discussion to provide a discussion and analysis of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosures that you expect your new customer annual growth rate to be approximately 1.2% over the next two years, the impact of natural gas prices on your business and cost of the remediation of old gas plant sites. As applicable, please discuss the impact of these trends or any other material trend and whether you expect the trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance, especially in light of the variation in your results of operations over the past few years. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that our distribution segment is subject to various risks, such as those associated with adverse economic conditions, which can negatively impact customer growth, fluctuations in commodity prices, and environmental remediation costs. It is often difficult to predict the impact of certain trends, however, to the extent possible, we provide context for the investor such as the customer growth rate noted in our Form 10-K and the related effect on margins. To manage the challenges associated with our natural gas distribution business, we employ certain strategies, which include pursuing customer conversions from other fuel sources and monitoring new construction markets through contact with developers, utilizing various hedging and incentive programs through the New Jersey Board of Public Utilities approved mechanisms to mitigate the effects of natural gas price volatility, and working actively with expert consultants and the New Jersey Department of Environmental Protection to record appropriate liabilities and provide meaningful disclosures associated with the Company’s environmental remediation obligations.

In future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, we will provide additional and enhanced discussion and analysis in our Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or

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July 1, 2010

increasing in any material way, as appropriate. The enhanced Overview section may vary each period depending on current developments and circumstances, but will include applicable items in the current period that significantly impact the quality and variability of earnings and cash flows, risks and uncertainties, relevant economic and industry factors, material opportunities and challenges, matters on which management is most focused and significant actions being taken to address such matters. We believe this will provide investors with a clearer understanding of the key drivers of variability in our earnings and cash flows.

Although we believe we discuss these matters in greater detail in other areas, such as in the Results of Operations, Liquidity and Capital Resources, and Cash Flows sections of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Item 1A. Risk Factors, the inclusion of additional information in the Overview section that is most relevant to recent trends and business conditions will assist in a more complete understanding of factors affecting us and the opportunities and challenges we face. For example, in the Results of Operations section, on pages 31-37 of the 2009 Form 10-K, we provide more detail on our business initiatives and the impact to earnings and cash flows, specifically from regulatory actions and programs, including the settlement of our base rate case, economic factors, including changes in commodity prices and interest rates, and our management of volatility in earnings and cash flows, as a result of customer conservation efforts, through the CIP mechanism. In the Cash Flow section on pages 47 to 49 of the 2009 Form 10-K, we discuss the factors that led to variations in working capital, such as changes in commodity prices. In addition, in Risk Factors beginning on page 10 of the 2009 Form 10-K, we provide discussion regarding the operational, regulatory and environmental risks with which our business is exposed. Although we intended the Overview section in the 2009 Form 10-K to be a summary of the more detailed disclosures described above, in future filings we believe that by providing additional context around the discussion points in the Overview and providing cross-references to related detailed disclosures, investors will have a clearer understanding of the known material trends, uncertainties, demands, commitments and events we face.

Financial Statements

Note 7. Long-Term Debt, Dividends and Retained Earnings Restrictions, page 84

2.	We note your disclosure regarding the restrictions as to cash dividends and other distributions on NJNG’s common stock. To the extent restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, please disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise our disclosures in future filings to include the amount of restricted net assets

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July 1, 2010

when the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met. Please note that as of September 30, 2009, we had restricted net assets in the amount of $359.9 million.

Note 9. Stock Based Compensation, page 86

Restricted stock, page 88

3.	Please disclose for the most recent year for which an income statement is provided the number and weighted-average grant date fair value for each of the following groups of restricted shares: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year. Refer to FASB ASC 718-10-50-2.c. For each year for which an income statement is provided, please disclose the weighted average grant-date fair value of restricted stock granted during the year and the total fair value of restricted shares vested during the year.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings, we will disclose: a) shares non-vested at the beginning of the year, b) shares non-vested at the end of the year, and those shares c) granted, d) vested, or e) forfeited during the year. Also, for each year for which an income statement is provided, NJR will disclose the weighted average grant-date fair value of restricted stock granted during the year, and the total fair value of restricted shares vested during the year.

Future filings of NJR’s Annual 10-K will include a disclosure similar to the following:

Restricted Stock

	Shares	Weighted Average Grant Date Fair Value	Total Fair Value of Vested Shares (in thousands)
Non-vested and outstanding at September 30, 2006	4,134	$29.97	—

Granted	81,643	$31.94	—
Vested	(26,613)	$31.94	$850
Cancelled/forfeited	—	—	—

Non-vested and outstanding at September 30, 2007	59,165	$31.80	—

Granted	97,365	$32.39	—
Vested	(53,729)	$32.87	$1,741
Cancelled/forfeited	—	—	—

Non-vested and outstanding at September 30, 2008	102,801	$31.80	—

Granted	163,211	$34.00	—
Vested	(154,215)	$34.49	$5,592
Cancelled/forfeited	—	—	—

Non-vested and outstanding at September 30, 2009	111,797	$31.30	—

U.S. Securities & Exchange Commission

July 1, 2010

Note 10. Employee Benefit Plans, page 88

4.	Please disclose how you calculate the market related value of plan assets as that term is defined in FASB ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

Response:

We acknowledge the Staff’s comment. FASB ASC 715-30-20 states that the “market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years.” It also states that different ways of calculating market related value may be used for different classes of assets. In response to the Staff’s comment, in future filings we will include this disclosure of how we calculate the market related value of plan assets:

“For our Pension Plan assets, NJR uses a calculated value method to determine the market related value of plan assets. The method used is designed to consider the difference between the actual return on assets and the expected return on assets. Each year, twenty percent of such differences for the current year and for each of the preceding four years is included in the market-related value.

For our Other Post Employment Benefits (OPEB) assets, NJR uses the fair value method to determine the market related value of the plan assets.”

Note 14. Business Segment and Other Operations Data, page 97

5.	For each reportable segment, please separately disclose revenues from external customers and revenues from transactions with other operating segments. Please also disclose the amount of investment in equity method investees and total expenditures for additions to long-lived assets. Refer to FASB ASC 280-10-50.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we will revise our disclosures in future filings to separately disclose revenues from external customers and revenues from transactions with other operating segments. Please note that we did not report the amount of our investment in equity investees in our Form 10-K since our investments were part of our Retail and Other operations, which did not meet the definition of a reportable segment. However, subsequent to our Form 10-K filing, NJR established Midstream Assets as a new operating segment to reflect the way our chief operating decision maker views and manages growth opportunities associated with natural gas transportation and storage facilities. Accordingly, as of the beginning of our 2010 fiscal year in our Quarterly Reports on Form 10-Q, we have been disclosing the amount of the investments in our equity method investees within the Midstream Assets

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July 1, 2010

segment. In addition, please note that we disclosed capital expenditures of $81.2 million for long-lived assets associated with our Natural Gas Distribution segment in the narrative paragraph that precedes our tabular disclosure on page 97 of the 2009 Form 10-K. In future filings, to avoid any confusion we will incorporate all amounts in the tabular disclosure. In addition, we will disclose revenues from external customers and revenues from transactions with other operating segments as follows:

	September 30,
(Thousands)	2010	2009	2008
Operating Revenues
Natural Gas Distribution:
External customers	X	$1,082,001	$1,078,824
Intercompany	X	—	—
Energy Services:
External customers	X	1,496,628	2,714,733
Intercompany	X	2,114	—
Midstream Assets:
External customers	X	—	—
Intercompany	X	—	—

Segment Subtotal	X	2,580,743	3,793,557
Retail and Other	X	14,008	22,850
Intercompany revenues	X	(2,291)	(197)

Total	X	$2,592,460	$3,816,210

Exhibits 31.1 and 31.2

6.	Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the parenthetical language specified in paragraph 4.d. Also in paragraph 4.d. it currently states “…or is reasonable likely to adversely affect…,” whereas the prescribed wording is “…or is reasonably likely to materially affect…” Please revise.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future filings we will ensure that the certifications appear exactly as set forth in Item 601(b)(31) of Regulation S–K.

U.S. Securities & Exchange Commission

July 1, 2010

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

Commitment to Stakeholders Components, page 26

7.	It is unclear if the achievement of any of the objectives or metrics that you list here – safety, reliability and competitively priced service, customer satisfaction, etc. – are based upon the achievement of any objective criteria. Please advise. Please also tell us what you mean when you indicate that an “overall average measurement is obtained” and how this measurement correlates to the performance percentages you set forth below. In other words, if only an average measurement is obtained, please tell us where that measurement falls as it relates to the target, threshold and stretch goals you describe below. We may have further comment.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that the achievement of the objectives that are listed under our description of the Commitment to Stakeholders component of our annual cash incentive award analysis, which begins on page 26 of the 2009 Proxy Statement, is based upon company-wide performance against dozens of specific objective benchmarks that measure company-wide performance in the areas of safety, reliability and competitively priced service, customer satisfaction, growth, quality, valuing employees, corporate citizenship and productivity. For each objective there is a specific objective goal set by the Leadership Development and Compensation Committee of the NJR Board of Directors (“LDCC”) at the beginning of the fiscal year. The “overall average measurement” that is referenced in the discussion of our Commitment to Stakeholders component on page 26 reflects the average company-wide performance on the measures (each weighted equally) on a scale of 0 to 120% of the target goal. For example, if we were to meet exactly the target goal for each of the measures, the average company-wide performance amount would be 100%. As illustrated in a table on page 27 of the Proxy Statement, during fiscal 2009, the average company-wide performance as compared to the target goal was 102% of the target goal. This corresponded to a payout of 105% of the target payout amount for the Commitment to Stakeholders component of the annual cash incentive award formula, or 21%, of the annual cash incentive award.

We also believe it is important to note our disclosure on page 27 of the Proxy Statement that the Commitment to Stakeholders component of the annual cash incentive award comprises only 20% of the total annual cash incentive award payout formula. We calculate the other 80% of the payout formula based upon net financial earnings performance and the executive’s leadership performance. As discussed on page 26 of the Proxy Statement, since there are dozens of performance measures, we believe the disclosure of each individual objective under the Commitment to Stakeholders component would not provide any information that would be material to an understanding of our annual cash incentive award structure. We believe that further disclosure is not required under Item 402(b) and Instruction 4 to Item 402(b) of Regulation S–K or the guidance

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July 1, 2010

in Compliance and Disclosure Interpretation, Regulation S–K, Question 118.04, because the specified performance objectives are not material, either in the context of our executive compensation policies or decisions or otherwise. We believe that no single objective that informs the Commitment to Stakeholders component of the annual cash incentive award is material to an understanding of our compensation policies or decisions.

In our future filings, we will endeavor to make this disclosure as clear as possible.

8.	We note your indication on page 28 that “the LDCC determined to use its discretion based upon reviewing the 2009 OIP in its entirety, market conditions and individual performance results.” Please explain how the exercise of the LDCC’s discretion altered the amounts of the awards that were made, if they were not based upon the 106% formula amount. As an example only, we note that Mr. Shields’ award appears to be at a level substantially higher than the amount disclosed on page 24.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we note that the LDCC uses its discretion to take into account the individual performance highlights listed on pages 27-28. Analysis of each named executive officer’s performance goes beyond their respective performance as measured by the subjective leadership component of the incentive award formula.

The LDCC when making its final determination of annual cash incentive awards refers to a total picture of executive performance and market conditions. More specifically, the LDCC, working with its outside compensation consultant, reviews the compensation practices of similarly situated companies and has adjusted the annual cash incentive awards of our named executive officers accordingly when they believed such action was appropriate.

Mr. Shields’ annual cash incentive award was substantially higher than the formula amount for fiscal 2009 due to his unique position in the company which gave him significant responsibility for two business units’ leadership and management roles at NJNG and NJRES, as well as the performance of these business units. Taken together, the earnings from the business units for which Mr. Shields had responsibility during fiscal 2009 totaled approximately 38% of NJR’s net financial earnings.

In future filings, to the extent the LDCC uses its discretion to adjust a named executive officer’s annual cash incentive award, we will endeavor to make this disclosure as clear as possible to better explain how the exercise of the LDCC’s discretion altered the amounts of the awards that were made.

U.S. Securities & Exchange Commission

July 1, 2010

Performance-Based Restricted Stock Awards, page 30

9.	Please revise to provide the net financial earnings per share targets for your performance based restricted stock awards. If disclosure of the targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, as described on page 30 of the 2009 Proxy Statement, the performance-based restricted stock awards vest two-thirds upon the achievement of a net financial earnings (“NFE”) per share target for fiscal year 2009 and one-third for a NFE per share target for fiscal year 2010. The fiscal year 2009 net NFE per share target for the performance-based restricted stock awards described on page 30 of the 2009 Proxy Statement was $2.35 per share.

We do not believe disclosing the fiscal year 2010 NFE per share target of the performance-based restricted stock awards prior to the completion of fiscal year 2010 is material or necessary to an understanding of our compensation policies and decisions regarding the named executive officers. In addition, we believe disclosure of the fiscal year 2010 NFE per share target before the performance period is complete could easily be misunderstood or unduly relied upon by the public, and would cause us competitive harm. Of importance, as disclosed on page 31 of the 2009 Proxy Statement, the fiscal year 2010 component of the performance-based restricted stock awards represents only one-third of the total award while two-thirds of the total awards was based upon performance versus the fiscal 2009 NFE per share target. Additionally, if we did not achieve the fiscal year 2009 NFE per share target of the performance-based restricted stock awards, the portion of the shares eligible to vest in that fiscal year would be fully forfeited. Furthermore, the performance-based restricted stock awards themselves are but one of several components to one’s target overall compensation (further reducing the materiality of this disclosure).

We confirm that in future proxy statement filings, once a performance period is complete, we will disclose the target level of performance for the performance period that was set at the outset of the performance period. For example, in the 2009 Proxy Statement, we would have disclosed the fiscal year 2009 NFE per share target. In addition, we would have disclosed how the fiscal year 2010 NFE per share target compared to the fiscal year 2009 NFE per share target and how difficult we believe it would be to achieve. The fiscal year 2010 NFE per share target is set at a higher level than the fiscal year 2009 NFE per share target disclosed above and was designed to challenge our executives by being aggressive but achievable and to encourage and reward continued growth in our NFE. In the upcoming 2010 Proxy Statement, we will disclose both the fiscal year 2009 and the fiscal year 2010 NFE per share targets.

U.S. Securities & Exchange Commission

July 1, 2010

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,
/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President & Chief Financial Officer